

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 13, 2007

Mr. Howard Thompson
Chief Executive Officer and Chief Financial Officer
Terrace Ventures Inc.
810 Peace Portal Drive, Suite 202
Blaine, Washington 98230

       Re: **Terrace Ventures Inc.**
              Form 10-KSB for Fiscal Year Ended April 30, 2006
              Filed August 14, 2006
              File No. 0-50569

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Report of Independent Registered Public Accounting Firm, page F-3

1.   The report states the audit was conducted in accordance with U.S. Auditing
        Standards. In an amended filing, provide an audit report stating the audit was
        conducted in accordance with the standards of the Public Company Accounting
        Oversight Board (United States).

Statement of Operations and Accumulated Deficit, page F-5

2.   You have presented your net loss to the nearest one-tenth of a cent per share.
        Revise your presentation of earnings per share to the nearest cent in order not to
        imply a greater degree of precision than exists.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Pro Forma Compensation Expense, F-9

3.   This footnote states no options were issued. Other disclosures in the document
        but outside the financial statements on page 29 indicate 200,000 vested options
        were issued in the Fiscal Year ended April 30, 2006. Revise your footnote
        disclosures accordingly or tell us why such revision is not needed.

Exhibit 31.1

4.   Include a correctly worded certification under Section 302 of the Sarbanes-Oxley
        Act in your amended filing. We note that the first numbered paragraph refers to
        "the Registrant". This phrase should be removed from this line, and be replaced
        with the term "small business issuer" here and elsewhere as appropriate
        throughout the document. You should also remove the descriptive title included
        above the word "certifications" at the top of the document. For further guidance,
        please refer to the Instructions to Regulation S-B, Item 601(a)(31).

Engineering Comments

General

5.   Separate from this filing, provide a written consent from any experts (i.e. Paul
        Reynolds) whose name is cited, and/or whose work is incorporated within this

document. The consents should concur with the summary of the information in the report disclosed, and agree to being named in the registration statement.

Recommendations of Geological Report and Geological Exploration Program, page 11

6.   Please provide copies of the geologic reports as prepared by Mr. Paul Reynolds, separate from this filing. One report, the geological evaluation of the Peach Claim, was completed in September 2001 and the other report, the phase II exploration results, was completed in July 2005. If possible, please provide this information on a computer disk (CD), formatted as an Adobe PDF file. In the event your company deems this confidential information and/or desires its return, please make a written request within the letter of transmittal, label the information and/or reports as confidential, and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of this supplemental information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief